                                   EXHIBIT 3.3

                                 AMENDMENT NO. 1
                                       TO
                                   BY-LAWS OF
                          BEACON CAPITAL PARTNERS, INC.

The first sentence of Section 2.2 is hereby amended and restated in full as follows:

"An Annual Meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors during the month of June in 1999 and during the month of May for each year after 1999."

Except as expressly provided for in this Amendment No. 1, all other provisions of the By-Laws shall be unaffected by this Amendment and shall remain in full force and effect.

Adopted by the affirmative vote of a majority of the Board of Directors as of May 6, 1999.